

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 18, 2009

Via Facsimile and U.S. Mail

Mr. Steven A. Schumm
Chief Financial Officer
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, MO   63017

> **Re: Thermadyne Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 1-13023**

Dear Mr. Schumm:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 11. Executive Compensation

Factors in Determining Executive Compensation Decisions, page 10

1.   We note your disclosure that in order to facilitate benchmarking of compensation, your committee relies upon "survey data concerning compensation practices and programs based on an analysis of the Peer Group." However, we note that you do not identify the companies that comprise the Peer Group. In future filings, please identify the survey data used by your compensation committee; please also include the survey components, component companies, the elements of compensation that are benchmarked and how you determine such benchmarks. To this end, please also disclose what "other current compensation" is reviewed in connection with the determination of your CEO's compensation, as cited on the top of page 13.

Annual Cash Incentive Awards, page 13

2.   We note your disclosure that your annual cash incentive awards are based in part upon "individual performance" and achievement of "other initiatives outlined in [your] annual business plan" that are in addition to the EBITDA and ROIOC targets. Please disclose what "other initiatives" are considered and provide a discussion and analysis of how individual performance contributed to actual bonus compensation for your named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and *specific* contributions by named executive officers that the compensation committee considered in determining actual payouts. See Regulation S-K Item 402(b)(2)(vii).

3.   We note that you have not provided a quantitative discussion of the EBITDA and ROIOC financial targets to be achieved in order for your named executive officers to earn their respective annual cash incentive awards, as disclosed on page 14. Please discuss the specific performance objectives established for the current year and disclose how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or

other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Long-Term Incentive Awards, page 14

4.   It appears from your disclosure on page 15 that long-term incentive awards are granted in a manner that is largely subjective. For example, we note that your CEO "determine[s] and recommend[s]" named executive officer awards to your compensation committee, which then may adjust the recommended amount "based primarily on the committee's assessment of individual performance based on its discretion and not tied to specific targets or criteria." In future filings please include a more focused discussion that provides substantive analysis and insight into how the compensation committee made actual long-term incentive payout determinations in the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the awards among your named officers.

Director Compensation, page 18

5.   We note your reference to fees paid to Angelo, Gordon & Co., L.P. as consideration for director services rendered by Bradley G. Pattelli. In future filings, please provide disclosure in the director compensation table concerning these fees where the purpose of the transaction(s) with the third party is to furnish compensation to a named executive officer or director. Refer to Item 402(a)(2) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Restructuring and Other Charges, page 26

6.   We note that you commenced a restructuring plan that reduced the salaried workforce 13% and that you expect this to save $7.5 million in annual compensation and benefit costs. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

Item 13. Certain Relationships and Related Transactions, page 37

7.   Tell us where you have provided the information required by Item 404(a) of Regulation
        S-K with respect to the indebtedness owed to the affiliates of Angelo, Gordon under the
        second-lien facility.

8.   We note your disclosure that the Audit Committee is responsible for the approval of
        related person transactions. In future filings, please expand your disclosure to more
        closely conform the requirements of Regulation S-K Item 404(b). For example, include a
        discussion of the types of transactions that are covered by such policies and procedures,
        the standards to be applied pursuant to such policies and procedures and how such
        policies and procedures are evidenced. In your disclosure, please be sure to indicate those
        parameters by which your Audit Committee conducts the review of your related person
        transactions. See Regulation S-K Item 404(b)(1).

Note 2. Significant Accounting Policies, page 44

- Intangibles, page 44

9.   We note your disclosure here regarding your annual goodwill impairment testing. Please
        revise your disclosure here or in the Critical Accounting Policies section of
        Management's Discussion and Analysis in future filings to clearly disclose the number of
        reporting units you have determined for purposes of your goodwill impairment testing.

10.   Further to the above, please revise future filings to clarify your accounting policy for the
        goodwill impairment testing to explain how you performed the two-step impairment
        testing as set forth in SFAS 142. Clearly disclose the results of step 1 of the impairment
        test for 2008.

11.   Tell us and revise your disclosures here or in the Critical Accounting Policies section of
        Management's Discussion and Analysis in future filings to clearly disclose any changes
        in the methodologies you use to perform your impairment testing. In this regard, we note
        your disclosure in Note 7 that you "concluded that market value and market
        capitalization should not be the primary references at December 2008 for the purpose of
        the impairment test." It is not clear whether this represents a change in methodology
        from prior years.

12.   We note your disclosure on page 67 regarding a "substantial and unexpected decline in
        business conditions" that occurred during the fourth quarter, tell us and revise your
        discussion within Critical Accounting Policies in future filings to explain how your
        discounted cash flow analysis considered these declines.

13.   You state here that "significant judgments and estimates about future conditions are used
        to estimate future cash flows." Tell us and revise the discussion within Critical
        Accounting Policies in future filings to clearly disclose the significant judgments and
        estimates that management uses. Discuss how these estimates bear the risk of change and

quantify how a change in the significant estimates could impact your impairment analysis.

14.   We note your disclosure here that the impairment analysis for goodwill is completed on a consolidated enterprise level. Separately, you state on page 45 that you recorded impairments as of December 31, 2007 and 2006 to the carrying value of goodwill allocated to the Company's discontinued operations. Please tell us how you have applied the guidance in paragraph 12 of SFAS 144 in allocating goodwill to the discontinued operations. Please also quantify the amount of goodwill impairments included in discontinued operations for each year presented.

- Product Warranty Programs, page 45

15.   Please revise this note in future filings to disclose all of the information required by paragraph 14(b) of FIN 45. We note that you have provided the full disclosure in your Forms 10-Q, however, we note your disclosure here only includes the ending balance and the total charged to expense in the period.

- Revenue Recognition, page 45

16.   We note that you have certain consignment arrangements and that you recognize revenue from these transactions when products are used by the customer. Revise future filings to separately report the amount of consigned inventory. Refer to Question 2 of SAB Topic 13.A.2.

17.   We note that you sponsor a number of incentive programs including rebate programs and sales and market share growth incentive programs. Please revise future filings to describe the terms of any material programs you offer. In addition, revise future filings to disclose how you determine the amounts to record relating to these incentive programs.

Note 8. Debt and Capital Lease Obligations, page 52

18.   We note your disclosure that you were in compliance with your financial covenants relating to your credit agreement as of December 31, 2008. Please revise future filings to disclose the most restrictive covenants under each of your outstanding credit agreements.

Note 18. Segment Information, page 67

19.   We note your disclosure that your operations are comprised of several product lines. We also note your disclosure on page 5 that you have organized your business into five major product categories. Please revise this note in future filings to provide the disclosures required by paragraph 37 of SFAS 131.

20.   We note your disclosure of revenues by geographic segment. If revenues from customers attributed to any individual country are material, please revise future filings to disclose those revenues separately.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Mary Beth Breslin, Legal Reviewer, at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief